Exhibit 2.1

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

This Membership Interests Purchase Agreement (“Agreement”) is made as of November 28, 2008, by Tampa Farm Service, Inc., a Florida corporation (“Seller”), TFS Holdings, Inc., a Florida corporation (“TFS Holdings”), and Michael H. Bynum, Blair M. Bynum and Samuel G. Bynum (each, a “Shareholder,” and collectively, the “Shareholders”), and Cal-Maine Foods, Inc., a Delaware corporation (“Buyer”).

Background Information

For many years, Seller has engaged, directly and through Okeechobee Egg Company, Inc. (“Okeechobee Egg”) and other Affiliates, in the production, grading, packaging and distribution of shell eggs and related activities, including the production and milling of feed for laying hens and pullets, the distribution of third-party non-egg products (including meat, dairy and juice) along with its own eggs (“Business”). In order to facilitate the sale of the Business, Seller desires to convey all of the assets but none of the liabilities of the Business to Tampa Farms, LLC, a Florida limited liability company (the “Company”). Accordingly, Seller desires to sell, and Buyer desires to purchase, all of the issued and outstanding membership interests (the “Membership Interests”) of the Company for the consideration and on the terms set forth in this Agreement. Capitalized terms which are used in this Agreement and not defined shall have the meaning ascribed to them in Section 11 of this Agreement. The parties agree as follows:

Operative Provisions

Section 1.	SALE AND TRANSFER OF MEMBERSHIP INTERESTS; CLOSING

1.1	MEMBERSHIP INTERESTS

The background information set forth above is hereby incorporated into the body of this Agreement. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell and transfer the Membership Interests to Buyer free and clear of all Encumbrances, and Buyer will purchase the Membership Interests from Seller.

1.2	PURCHASE PRICE

The purchase price (the “Purchase Price”) for the Membership Interests will be $60,672,000, reduced or increased by the Adjustment Amount, and the parties’ pro rata share of taxes, rent, utilities, and other expenses associated with the Company which shall be prorated between Buyer and Seller as of the Inventory Date as described in Section 1.9 below

1.3	CLOSING

The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Seller’s counsel at 1801 North Highland Ave., Tampa, FL 33602, at 10:00 a.m. EST on December 5, 2008 (the “Closing Date”), or at such other time and place as the parties may agree in writing. Subject to the provisions of Section 9, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

Notwithstanding the foregoing or anything to the contrary herein, if the Adjustment Amount causes the Purchase Price, in Buyer’s or Seller’s reasonable opinion, to meet the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) reporting thresholds, then the Closing shall be delayed for a reasonable amount of time to allow for an appropriate filing and clearance under the HSR Act.

1.4	CLOSING OBLIGATIONS

At or prior to the Closing:

(a)	Seller will deliver to Buyer:

(i)	a certificate representing the Membership Interests, duly endorsed (or accompanied by a duly executed stock power), for transfer to Buyer free and clear of all Encumbrances;

(ii)	a release in the form of Exhibit 1.4(a)(ii) executed by Seller, TFS Holdings and each Shareholder (collectively, “Seller’s Release”);

(iii)
a consulting services agreement (the “Consulting Agreement”) executed by Michael Bynum which shall have a term of two years and shall provide for an annual fee of $100,000, payable monthly; and a transition services agreement between the Seller and the Company pursuant to which the Company will provide agreed upon accounting and other administrative services for the Seller for a defined term (the “Transition Services Agreement”), the forms of which are attached hereto as composite Exhibit 1.4(a)(iii);

(iv)	noncompetition agreements in the form of Exhibit 1.4(a)(iv), executed by Seller, TFS Holdings and each Shareholder (collectively, the “Noncompetition Agreements”);

(v)
a certificate executed by Seller, TFS Holdings and the Shareholders representing and warranting to Buyer that each of Seller’s, TFS Holdings’ and the Shareholders’ representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date (giving full effect to any supplements to the Disclosure Letter that were delivered by Seller to Buyer and accepted by Buyer prior to the Closing Date in accordance with Section 5.4);

(vi)	a lease and option to purchase and sell the Indiantown Property in the form of Exhibit 5.12 (the “Indiantown Lease”) executed by Seller and the Company; and

(vii)
the Composting Agreement in the form of Exhibit 1.4(a)(vii) pursuant to which the Company agrees to dispose of the chicken manure generated at the Indiantown Property for the three-year period following the Closing Date.

(b)	Buyer will deliver:

(i)	To the Escrow Agent (as defined below) on November 28, 2008, by wire transfer $60,672,000; and

(ii)
To the Seller, a certificate executed by Buyer to the effect that, except as otherwise stated in such certificate, each of Buyer’s representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date.

(c)	Buyer and Seller will enter into an escrow agreement in the form of Exhibit 1.4(c) (the “Escrow Agreement”) with SunTrust Banks, Inc. (the “Escrow Agent”) which shall provide for the following:

(i)
The Escrow Agent shall, on the Closing Date, release $51,972,000 of the escrowed funds to the Seller, less the Seller’s portion of the prorated items described in Section 1.9, by wire transfer to the account specified in Part 1.4(b)(i) of the Disclosure Letter. The Escrow Agent shall retain $1,000,000 to be held in escrow for the benefit of the Buyer as set forth in Section 1.4(c)(iii) below and if the Buyer is entitled to receive any of the amount prorated in accordance with Section 1.9 of this Agreement, then such funds shall be released to the Buyer. The Escrow Agent shall also retain $2,000,000 to be held in escrow until Seller has conveyed good title to the Indiantown Property, by general warranty deed, to the Company, free and clear of all Encumbrances, and $5,700,000 to be held in escrow until those certain bonds issued by the Martin County Industrial Development Board have been fully paid and retired and the mortgage(s) on the Indiantown Property and Seller’s Indiantown Property are released and satisfied in full.

(ii)
The escrowed funds shall be deposited in an interest bearing account and the interest earned thereon shall enure to the benefit of the Buyer until 12:00 midnight on the Inventory Date, and thereafter shall enure to the benefit of the Seller.

(iii)
The Escrow Agent will retain $1,000,000 in escrow as security for the purchase price adjustment described in Sections 1.5 and 1.6 below, the proration of items described in Section 1.9, as well as Seller’s indemnity obligations in this Agreement, to terminate on the date 18 months after the Closing Date in accordance with the terms of the Escrow Agreement.

(iv)
The Escrow Agent will retain $2,000,000 in escrow as security for the Seller’s obligations under Section 5.12 to convey good title to the Indiantown Property to the Company in accordance with the terms of the Escrow Agreement.

1.5	ADJUSTMENT AMOUNT

The Adjustment Amount (which may be a positive or negative number) will be equal to (a) the actual Inventory and Other Current Assets Amount as of the Inventory Date determined in accordance with the valuation methodology set forth in Section 1.8 below, minus (b) the Target Inventory and Other Current Assets Amount.

1.6	ADJUSTMENT PROCEDURE

(a) On the Closing Date, the Seller will prepare a statement of the Company’s actual Inventory and Other Current Assets Amount as of the Inventory Date (the “Inventory and Other Current Assets Amount Statement”) in accordance with Section 1.8 hereto. Seller will deliver the Inventory and Other Current Assets Amount Statement to Buyer on the Closing Date. The parties will conduct a mutual physical count of the Company’s Inventory on Saturday, November 29, 2008. If within 30 days following delivery of the Inventory and Other Current Assets Amount Statement, Buyer has not given Seller notice of its objection to the Inventory and Other Current Assets Amount Statement (such notice must contain a statement of the basis of Buyer’s objection), then the Inventory and Other Current Assets Amount reflected in the Inventory and Other Current Assets Amount Statement will be used in computing the Adjustment Amount. If Buyer gives such notice of objection, then the parties shall promptly meet (in any event within five days of the notice of dispute) and attempt in good faith to resolve such dispute. All reasonable requests for information by one party to the other shall be honored. If the matter has not been resolved within 72 hours of the beginning of Buyer and Seller’s meeting, issues in dispute will be submitted to the Tampa office of Ernst & Young, LLP Certified Public Accountants (the “Accountants”), for resolution. Accountants shall resolve such dispute as quickly as possible, but in any event within five business days of its receipt thereof. If issues in dispute are submitted to the Accountants for resolution, (i) each party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants; (ii) the determination by the Accountants, as set forth in a notice delivered to both parties by the Accountants, will be binding and conclusive on the parties; and (iii) Buyer and Seller will each bear 50% of the fees of the Accountants for such determination.

(b) On the tenth business day following the final determination of the Adjustment Amount, if the Purchase Price is greater than the aggregate of the payments made pursuant to Sections 1.4(b)(i) and 1.4(b)(ii), Buyer will pay the difference to Seller, and if the Purchase Price is less than such aggregate amount, the Escrow Agent, to the extent of the Escrowed Funds, and Seller will pay the difference to Buyer. Seller’s obligation to pay such difference shall in no way be limited to the then current balance of such Escrowed Funds. Payments must be made in immediately available funds. Payments to Seller must be made by wire transfer to the bank account specified in Part 1.4(b)(i) of the Disclosure Letter. Payments to Buyer must be made by the Escrow Agent and/or Seller, as applicable, by wire transfer to such bank account as Buyer will specify.

1.7	ALLOCATION OF PURCHASE PRICE

The Purchase Price shall be allocated among the assets of the Company as set forth on Schedule 1.7 to this Agreement, and the amounts allocated to the assets on such schedule are deemed to be the fair market value thereof by the parties. The parties acknowledge and agree that the allocations set forth on Schedule 1.7 shall also control Buyer’s tax basis in the Membership Interests. The parties shall each adopt and utilize the values on Schedule 1.7 for purposes of filing IRS Form 8594 and all federal, state, and other tax returns and elections filed by each of them (unless otherwise required by Law), and each of them will not voluntarily take any position inconsistent therewith upon examination of any such tax return, in any audit, proceeding, or otherwise with respect to such returns. The parties each agree to provide promptly the other with any other information required to complete IRS Form 8594 or such other federal, state and other tax returns and elections that may apply.

1.8	EVALUATION OF INVENTORY AND OTHER CURRENT ASSETS

All packaging materials, egg inventories, grain, finished feed, feed ingredients and additives, veterinary supplies/medicines, laying hen flocks, pullet flocks, and other inventory set forth below shall be jointly inventoried and valued by Seller and Buyer on the Inventory Date. Such inventory shall be valued by the parties using the valuation methods set forth below. Additionally, the Company’s interest in American Egg Products, LLC (“AEP”) shall be valued as of the Inventory Date, and the Company’s prepaid property insurance shall be valued as of the Inventory Date, each in the manner set forth below.

(a) Flock Inventories. The price for all of the Company’s flocks of commercial layers and pullets shall be the value of such flocks as shown on the Interim Balance Sheet amortized or accreted to the Inventory Date, provided, however, that such values are computed in a manner consistent in all respects with past practices of Seller and the Company and the actual quantity of birds as of the Inventory Date is reasonably acceptable to Buyer. The quantity of birds may be established by a check of perpetual house records, actual count, or spot check, as reasonably agreed to by the parties;

(b) Egg Inventories. The price for the Company’s egg inventories shall be the market price thereof as of the Inventory Date. The quantity of eggs present on the Inventory Date shall be established by joint inventory of Seller and Buyer, as reasonably agreed. As used herein “market price” is agreed to be the actual selling price of Seller adjusted to FOB Company plant, less one cent per dozen;

(c) Packaging Materials and Fuel. The price for all usable packing materials and fuel shall be the actual net cost to Seller which shall reflect any rebates or credits consistent with historical records and practices, verified to Buyer’s satisfaction. The quantity shall be determined by physical count/measurement, excluding obsolete inventories or material that cannot be used in the normal course of business;

(d) Finished Feed and Feed Ingredients. All finished feed and feed ingredients shall be valued at cost of ingredients plus actual milling and delivery costs, verified to Buyer’s satisfaction. The quantity of finished feed and feed ingredients shall be determined by Seller and Buyer by a physical count (or by using reasonable methods of estimation where a physical count is impractical) at mill and farm storage tanks and bins;

(e) Veterinary Supplies. The price for all current and usable vaccines, medications, and feed supplements in inventory as of the Inventory Date shall be Seller’s actual cost, net of all rebates and credits, verified to Buyer’s satisfaction;

(f) Membership Interests in AEP. The price for all of the Company’s membership interests in AEP shall be the respective net book value of such interests on the books of AEP as of the Inventory Date; and

(g) Prepaid Property Insurance. Prior to the Closing Date, Seller shall assign its property insurance policies and coverage and related boiler and machinery riders to the Company. Such prepaid property insurance will be prorated as of the Inventory Date. No other insurance shall be assigned, valued or prorated between the parties.

1.9	PRORATION OF CERTAIN ITEMS.

(a) Taxes. Ad valorem, personal property taxes and any other taxes or assessments relating to the Company and its business for the year in which the Closing occurs shall be prorated to midnight as of the Inventory Date and Buyer will assume payment of all such unpaid taxes and assessments as of the Inventory Date. If the result of the prorations results in the Seller owing the Buyer money, then the Seller’s portion of such taxes and assessments shall be withheld from the cash portion of the Purchase Price payable under Section 1.2. Conversely, if the result of the prorations results in the Buyer owing the Seller money, then the Purchase Price shall be increased and the Buyer shall pay such additional amounts to the Seller in accordance with the procedures set forth in Section 1.4. If the Closing occurs before the tax rate is fixed for the year in which the Closing occurs, the proration of taxes shall be made using the tax rate and the assessed valuation of the next preceding tax year; but when the tax rate and the assessed valuations are fixed for the year of Closing, the proration of taxes between Seller and Buyer shall be adjusted, if necessary, so that such proration is based on the actual taxes levied or assessed against the Company for the year of the Closing. Such adjustment, if required, shall be made in cash between Buyer and Seller within 30 days after the tax rate and the assessed valuation have been fixed by the applicable taxing authorities.

(b) Real Property Tax Rebate. The Company receives an annual rebate of a portion of the real estate taxes that it pays on its real property located in Hillsborough County Florida (the “Tax Rebate”). The Tax Rebate for 2008 will be paid by Hillsborough County to the Company after the Closing and will be prorated between Buyer and Seller. Buyer shall, upon receipt of the Rebate, promptly remit to Seller a pro rata portion of the Rebate based upon the percentage of days that Seller owned the real property in 2008.

(c) Rent and Utilities. The Company’s rent and utilities shall be prorated to midnight on the Inventory Date and Seller’s portion of such items shall be withheld from the cash portion of the Purchase Price payable under Section 1.2.

(d) Deposits; Rebates. The Seller shall be entitled to all deposits under the lease agreements and contracts that it is transferring to the Company and any rebates accrued as of the Inventory Date, including, but not limited to the rebate from CSX for the period ending on the Inventory Date.

1.10	OPERATION OF THE BUSINESS AFTER INVENTORY DATE

(a) Profit and Loss. The parties agree that beginning at 12:00 midnight on the Inventory Date, Buyer shall assume possession of, and shall operate the assets and Business of the Company. All profit, losses and expenses after 12:00 midnight on the Inventory Date generated by the Business shall be for the account of Buyer and shall be Buyer’s responsibility.

(b) Risk of Loss; Insurance. The risk of loss as to the Company, except as otherwise provided for herein, shall shift from Seller to Buyer at 12:00 midnight on the Inventory Date. Seller alone shall be responsible for maintaining insurance coverage on the Company and the operations of the Business until 12:00 midnight on the Inventory Date. Buyer alone shall be responsible for maintaining insurance coverage on such the Company and the operations of the Business after 12:00 midnight on the Inventory Date.

(c) Conditions Precedent to Closing. Between the Inventory Date and the Closing Date, notwithstanding any other provision of this Agreement, the Buyer shall be required to obtain the written consent of the Seller prior to taking any material action affecting the Business.

1.11	RETENTION OF PRE-CLOSING OBLIGATIONS.

Neither the Company nor the Buyer shall assume or be responsible for any liability or obligation of Seller or the Company arising prior to the Inventory Date, whether by operation of law or otherwise, except as expressly set forth in Section 1.9. Seller shall retain and continue to be responsible for all its and the Company’s known and unknown liabilities and obligations, whether arising prior to, on or subsequent to the Inventory Date and, subject to the procedures and limitations set forth in Section 10 of this Agreement, shall indemnify, defend and hold harmless the Buyer and the Company therefrom. Seller shall pay any and all earned but unpaid salaries, bonuses, accrued vacation, holidays, sick days, other paid time off, and/or other benefits arising under any Plans, or otherwise through Seller or the Company prior to midnight on the Inventory Date, directly to the eligible employee.

Section 2.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

2.1	ORGANIZATION AND GOOD STANDING

(a) The Company is a limited liability company and Seller and Okeechobee Egg are corporations, each duly organized, validly existing, and in good standing under the laws of Florida, with full power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement. The Company, Okeechobee Egg and Seller are each duly qualified to do business as a foreign limited liability company and foreign corporations, respectively, and are each in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b) Seller has delivered to Buyer copies of its, the Company’s and Okeechobee Egg’s Organizational Documents, as currently in effect.

2.2	AUTHORITY; NO CONFLICT

This Agreement constitutes the legal, valid, and binding obligation of Seller, TFS Holdings and the Shareholders, enforceable against Seller, TFS Holdings and the Shareholders in accordance with its terms. Upon the execution and delivery by Seller (and, where applicable, TFS Holdings and/or the Shareholders) of the Escrow Agreement, Seller’s Release, the Transition Services Agreement and the Noncompetition Agreements (collectively, the “Seller’s Closing Documents”), the Seller’s Closing Documents will constitute the legal, valid, and binding obligations of Seller, TFS Holdings and the Shareholders, enforceable against Seller, TFS Holdings and the Shareholders, in accordance with their respective terms. Seller, TFS Holdings and the Shareholders have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Seller’s Closing Documents and to perform its, his or their obligations under this Agreement and the Seller’s Closing Documents. Except as set forth in Part 2.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will require the consent of any third parties, conflict with or constitute a violation of any provisions of the Organizational Documents or any applicable law, regulation or contract to which Seller, the Company or Okeechobee Egg is subject or a party.

2.3	CAPITALIZATION

The authorized equity securities of the Company consist of 10,000 units of membership interests, of which 1,000 membership units are issued and outstanding and constitute the Membership Interests. The authorized equity securities of Okeechobee Egg consist of 10,000 shares of common stock, of which 1,000 are issued and outstanding (the “Okeechobee Egg Stock”) and all of which are owned by the Company. Seller is and will be on the Closing Date the sole record and beneficial owner and holder of the Membership Interests and the Okeechobee Egg Stock, free and clear of all Encumbrances. All of the outstanding equity securities of the Company and Okeechobee Egg have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company or Okeechobee Egg. None of the outstanding equity securities or other securities of the Company or Okeechobee Egg was issued or acquired in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 2.3 of the Disclosure Letter, the Company does not own, nor does it have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

2.4	FINANCIAL STATEMENTS

Seller has delivered to Buyer: (a) an unaudited balance sheet of the Business as at December 31, 2007 (including the notes thereto, the “Balance Sheet”), and the related unaudited statement of operations for the fiscal year then ended; and (b) an unaudited balance sheet of the Business at November 1, 2008 (the “Interim Balance Sheet”) and the related unaudited statement of operations for the ten months then ended. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Business as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Balance Sheet); the financial statements referred to in this Section 2.4 reflect the consistent application of such accounting principles throughout the periods involved.

2.5	TITLE TO PROPERTIES; ENCUMBRANCES

Part 2.5 of the Disclosure Letter contains a complete and accurate list of all real property and material tangible personal property of the Company (other than inventory acquired in the ordinary course of business). Seller has delivered or made available to Buyer copies of the deeds and other instruments (as recorded) by which the Company acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Seller, the Company, Okeechobee Egg, TFS Holdings or the Shareholders and relating to such property or interests. The Company owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own, including but not limited to all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed in Part 2.5 of the Disclosure Letter and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business and consistent with past practices), and all of the properties and assets purchased or otherwise acquired by Seller or the Company since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practices). All properties and assets reflected in the Balance Sheet, the Interim Balance Sheet and Part 2.5 of the Disclosure Letter are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) liens for current taxes not yet due, and (b) with respect to real property, those matters set forth in the Commitment, and zoning laws and other land use restrictions noted in the Commitment delivered to and accepted by Buyer in accordance with Section 7.8 of this Agreement. All buildings, plants, and structures owned by the Company lie wholly within the boundaries of the real property owned by the Company and do not encroach upon the property of any other Person.

2.6	CONDITION AND SUFFICIENCY OF ASSETS

The buildings, plants, structures, equipment and other property of the Company are structurally sound, in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that would be expected of buildings, plants, structures and equipment of the age of the Company’s property, as applicable. The building, plants, structures, equipment and other property of the Company are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

2.7	ACCOUNTS RECEIVABLE

All accounts receivable of the Company shall be assigned to Seller prior to the Closing Date.

2.8	INVENTORY

Except as otherwise set forth in Part 2.8 of the Disclosure Letter: (a) all inventory of the Company reflected in the Interim Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business; (b) all inventories (other than laying hens and egg inventories) have been priced at cost on a first in, first out basis; (c) all laying hen inventory have been priced at cost, less depreciation, on a first in, first out basis; and (d) all egg inventories have been priced at market on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

2.9	TAXES

(a) Seller and the Company have filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to either of them, either separately or as a member of a group of business entities, pursuant to applicable Legal Requirements. Part 2.9 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since December 31, 2005. Seller and the Company have paid, or made provision for the payment of, all Taxes shown on such Tax Returns, except such Taxes, if any, as are listed in Part 2.9 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet.

(b) Part 2.9 of the Disclosure Letter contains a complete and accurate list of all audits of any federal or state Tax Return filed by or on behalf of Seller or the Company for any taxable year ending on or after December 31, 2004, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Part 2.9 of the Disclosure Letter, are being contested in good faith by appropriate proceedings. Part 2.9 of the Disclosure Letter describes all adjustments to the United States federal income Tax Returns filed by Seller and any company or any group of corporations including any company for all taxable years since December 31, 2004, and the resulting deficiencies proposed by the IRS. Except as described in Part 2.9 of the Disclosure Letter, neither Seller nor the Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of Seller, the Company or for which Seller or the Company may be liable, except waivers or extensions that have expired prior to the date of this Agreement.

(c) To the Knowledge of Seller, TFS Holdings and the Shareholders the charges, accruals, and reserves with respect to Taxes on the respective books of Seller and the Company are adequate (determined in accordance with GAAP) and are at least equal to Seller’s or the Company’s liability for Taxes. There exists no proposed written tax assessment against Seller or the Company except as disclosed in the Interim Balance Sheet or in Part 2.9 of the Disclosure Letter. No consent to the application of Section 341(f)(2) of the IRC has been filed with respect to any property or assets held, acquired, or to be acquired by Seller or the Company. All material Taxes that Seller or the Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(d) All Tax Returns filed by (or that include on a consolidated basis) Seller or the Company are true, correct, and complete in all material respects. There is no tax sharing agreement that will require any payment by Seller or the Company after the date of this Agreement. Except as set forth on Part 2.9(d) of the Disclosure Letter, neither Seller nor the Company is, or within the five-year period preceding the Closing Date has been, an “S” corporation.

2.10	EMPLOYEE BENEFITS

Part 2.10 of the Disclosure Letter sets forth a list of all pension plans, as defined in Section 3.2 of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”) maintained by Seller or the Company or otherwise covering the employees of the Business and all bonus, profit sharing, option, or other types of employee benefit plans, arrangements with employees for bonuses, incentive compensation, deferred compensation, vacations, severance pay, retirement insurance, health insurance, health plans or other employee benefits (the “Plans”) maintained by Seller or the Company in which the employees of the Business are participating. Copies of all Plans described in the preceding sentence have been delivered to Buyer. Such Plans shall remain with or be transferred and assigned to Seller prior to the Closing. Where applicable, the Plans are qualified under § 401(a) of the Internal Revenue Code of 1986 as amended (the “Code”) and the related Trusts are exempt under § 501(a) of the Code. None of the Plans have accumulated any funding deficiency (as defined in ERISA and § 412 of the Code) whether or not waived, and until the Closing Date all contributions to the Plans as necessary to satisfy the minimum funding requirements under ERISA have been and will be made prior to the date they are due. Except as set forth in Part 2.10 of the Disclosure Letter: (a) there has been no violation of the reporting and disclosure requirements imposed under ERISA or the Code for which any penalty in a material amount has been or may be imposed with respect to any Plan; (b) no Plan has any liability of any nature other than for routine payments to be made in due course to participants and beneficiaries; (c) no event has occurred which would constitute a prohibited transaction under Section 406 of ERISA; (d) there are no lawsuits or claims which have been or will be, prior to Closing, asserted or instituted against the assets of any trust under the Plans or against of the Plans; (e) there are no investigations pending by any governmental authority of the assets of any trust under the Plans or against any of the Plans; and (f) none of the Plans is a “Multi-Employer Plan” as defined in Section 3(37) of ERISA, as amended by the Multi-Employer Pension Plan Amendment Act of 1980.

2.11	LICENSES AND PERMITS

(a)	Except as set forth in Part 2.11 of the Disclosure Letter:

(i)
Seller and Company are, and at all times since November 30, 2005, have been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of its assets;

(ii)
to the Knowledge of Seller, the Shareholders and the Company no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by Seller or the Company of, or a failure on the part of Seller or the Company to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of Seller or the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii)
to the Knowledge of Seller, the Shareholders and the Company, neither Seller nor the Company has received, at any time since November 30, 2005, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of Seller or the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Part 2.11 of the Disclosure Letter contains a complete and accurate list of all governmental licenses, franchises, permits, privileges, immunities, approvals and other governmental authorizations (the “Governmental Authorizations”) that are held by the Company or that otherwise relates to the business of, or to any of the assets owned or used by, the Company. Each Governmental Authorization listed or required to be listed in Part 2.11 of the Disclosure Letter is in full force and effect. Except as set forth in Part 2.11 of the Disclosure Letter:

(i)
Seller and the Company are, and at all times since November 30, 2005, have been, in material compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 2.11 of the Disclosure Letter;

(ii)
To the Knowledge of Seller, the Shareholders and the Company, no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 2.11 of the Disclosure Letter, or (B) to the Knowledge of Seller, the Shareholders or the Company, result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 2.11 of the Disclosure Letter;

(iii)
Neither Seller nor the Company has received, at any time since November 30, 2005, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv)
To the Knowledge of Seller, the Shareholders and the Company, all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 2.11 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

(v)
The Governmental Authorizations listed in Part 2.11 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit Seller and the Company to lawfully conduct and operate their businesses in the manner they currently conduct and operate such businesses and to permit Seller and the Company to own and use their assets in the manner in which they currently own and use such assets.

2.12	LITIGATION

Except as set forth and described in Part 2.12 of the Disclosure Letter, there is no instance in which Seller or the Company (or any predecessor) is or, within the five years immediately preceding the Closing Date, was (a) subject to any unsatisfied Order or (b) a party or, to the Knowledge of Seller, the Shareholders or the Company, threatened to be made a party, to any Proceeding. Except as set forth and described in Part 2.12 of the Disclosure Letter, to the Knowledge of Seller, the Shareholders and the Company, no event has occurred or circumstances exist that could give rise to or serve as a basis for the commencement of any Proceeding. Except as set forth and described in Part 2.12 of the Disclosure Letter, there are no Proceedings pending or, to the Knowledge of Seller, the Shareholders and the Company, threatened that question the validity of or materially affect this Agreement, any of the Contemplated Transactions, Seller or the Company. Seller has delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 2.12 of the Disclosure Letter.

2.13	ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 2.13 of the Disclosure Letter, since the date of the Interim Balance Sheet, Seller, Okeechobee Egg and the Company have conducted the Business only in the Ordinary Course of Business and there has not been any:

(a) change in Seller’s, the Company’s or Okeechobee Egg’s authorized or issued equity interests; grant of any option or right to purchase equity interests of Seller, the Company or Okeechobee Egg; issuance of any security convertible into such equity interests; grant of any registration rights; purchase, redemption, retirement or other acquisition by Seller, the Company or Okeechobee Egg of any such equity interests or declaration or payment of any dividend or other distribution or payment in respect of any such equity interests;

(b) change in the assets, liabilities, financial condition or operating results of the Business or the Company from that reflected in the Interim Balance Sheet, except in the Ordinary Course of Business;

(c) amendment to the Organizational Documents of Seller, the Company or Okeechobee Egg;

(d) payment or increase by Seller, the Company or Okeechobee Egg of any bonuses, salaries, or other compensation to any member, manager, director, officer or (except in the Ordinary Course of Business and consistent with past practices) employee or entry into any employment, severance, or similar Contract with any director, manager, officer, or employee;

(e) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other Plan for or with any employees of the Company or Okeechobee Egg;

(f) damage to or destruction or loss of any asset or property of the Company or Okeechobee Egg, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company or Okeechobee Egg;

(g) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to the Company of at least $10,000;

(h) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Company or Okeechobee Egg or mortgage, pledge, or imposition of any lien or other encumbrance on any asset or property of the Company or Okeechobee Egg, including but not limited to the sale, lease, or other disposition of any of the Intellectual Property Assets;

(i) cancellation or waiver of any claims or rights with a value to the Company or Okeechobee Egg in excess of $10,000;

(j) agreement, whether oral or written, by the Company or Okeechobee Egg to do any of the foregoing;

(k) resignation or termination of employment of any key employee of Seller, the Company or Okeechobee Egg; and Seller, the Shareholders and the Company, to the best of their Knowledge, do not know of the impending resignation or termination of employment of any such employee; or

(l) receipt by Seller, the Company or Okeechobee Egg of notice that there has been a loss of, or material order cancellation by, any major customer of Seller or the Company.

2.14	CONTRACTS

(a) Part 2.14 of the Disclosure Letter contains a complete and accurate list, and Seller has delivered to Buyer true and complete copies, of:

(i)	each Applicable Contract that involves performance of services or delivery of goods or materials to the Company or Okeechobee Egg of an amount or value in excess of $10,000;

(ii)
each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $10,000 and with terms of less than one year);

(iii)
each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of the Intellectual Property Assets;

(iv)	each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company or Okeechobee Egg with any other Person;

(v)
each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Company or any Affiliate of the Company or limit the freedom of the Company or any Affiliate of the Company to engage in any line of business or to compete with any Person;

(vi)	each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(vii)	each Applicable Contract for capital expenditures in excess of $25,000; and

(viii)	each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company.

Part 2.14(a) of the Disclosure Letter sets forth reasonably complete details concerning such Contracts, including but not limited to, the name, date and parties to the Contracts.

(b) Except as set forth in Part 2.14(b) of the Disclosure Letter, other than any being assigned to the Company by Seller immediately prior to the date of this Agreement, Seller (and no Related Person of Seller) does not have any rights under, and Seller does not have any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, the Company or Okeechobee Egg.

(c) Except as set forth in Part 2.14(c) of the Disclosure Letter, each Contract identified or required to be identified in Part 2.14(a) of the Disclosure Letter is in full force and effect and is valid and enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(d) Except as set forth in Part 2.14(d) of the Disclosure Letter:

(i)
to the Knowledge of Seller, the Shareholders and the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a material violation or material breach of, or give the Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

(ii)
to the Knowledge of Seller, the Shareholders and the Company, neither Seller nor the Company has given to or received from any other Person, at any time since November 30, 2005, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential material violation or material breach of, or default under, any Applicable Contract.

(e) Except as set forth in Part 2.14(e) of the Disclosure Letter, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

(f) The Contracts relating to the sale, design, marketing, production or provision of products or services by the Company have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

2.15	ENVIRONMENTAL MATTERS

Except as set forth in Part 2.15 of the Disclosure Letter:

(a) Seller, the Company and Okeechobee Egg are, and at all times have been, in compliance with, and have not been and are not in violation of or liable under, any Environmental Law. Neither Seller, the Shareholders, the Company nor Okeechobee Egg has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held to be responsible received, any actual or, to the Knowledge of Seller, the Shareholders or the Company, Threatened order, notice, or other communication from (i) any Governmental Body, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or, to the Knowledge of Seller, the Shareholders and the Company, Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Seller or the Company has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Seller, the Company, or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b) There are no pending or, to the Knowledge of Seller, the Shareholders and the Company, Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which Seller or the Company has an interest and which is attributable to Seller, the Company or any person for whose conduct they are responsible.

(c) To the Knowledge of Seller, the Shareholders or the Company, neither Seller, the Shareholders nor the Company has any reasonable basis to expect, nor has any of them or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication from (x) any Governmental Body, including those administering or enforcing any Environmental Law, or (y) the owner of any real property or other facility that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Seller or the Company had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by Seller, the Company or any other Person for whose conduct they are responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d) Neither Seller nor the Company, or any other Person for whose conduct they are or may be held responsible, has any Environmental, Health, and Safety Liabilities with respect to the Facilities or, to the Knowledge of Seller, the Shareholders and the Company, with respect to any other properties and assets (whether real, personal, or mixed) in which Seller or the Company (or any predecessor), has or had an interest.

(e) There are no Hazardous Materials present on or in the Environment at the Facilities, including but not limited to any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon, except for: (i) Hazardous Materials contained in consumer products normally utilized for cleaning and maintenance purposes; or (ii) other Hazardous Materials which are contained in the raw materials or equipment utilized by Seller or the Company in the Ordinary Course of Business. Neither Seller, the Company nor any other Person for whose conduct they are or may be held responsible, or, to the Knowledge of Seller, the Shareholders and the Company, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which Seller or the Company has or had an interest except in full compliance with all applicable Environmental Laws.

(f) There has been no Release or, to the Knowledge of Seller, the Shareholders and the Company, Threat of Release, of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which Seller, the Company or Okeechobee Egg has or had an interest, whether by Seller, the Company or any other Person.

(g) Seller has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller or the Company pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by Seller, the Company or any other Person for whose conduct they are or may be held responsible, with Environmental Laws.

(h) At least seven days prior to Closing, the Company shall deliver to Buyer a phase 1 environmental survey from a company acceptable to Buyer showing the Company’s real property to be in such environmental condition as to be acceptable to Buyer. Such survey shall be addressed to Buyer and such other parties as Buyer may subsequently designate.

2.16	LABOR MATTERS

(a) Except as set forth in Part 2.16(a) of the Disclosure Letter (i) neither Seller, the Company nor Okeechobee Egg is a party to or bound by any union contract, collective bargaining agreement, employment contract, independent contractor agreement, consultation agreement, or other similar type of Contract; (ii) neither Seller, the Company nor Okeechobee Egg has agreed to recognize any union or other collective bargaining unit; (iii) no union or collective bargaining unit has been certified as representing the employees of Seller, the Company or Okeechobee Egg; and (iv) no organizational attempt has been made or, to the Knowledge of Seller, the Shareholders and the Company, threatened by or on behalf of any labor union or collective bargaining unit with respect to any employees of Seller, the Company or Okeechobee Egg. Neither Seller, the Company nor Okeechobee Egg has experienced any labor strike, dispute, slowdown, stoppage, or other material labor difficulty during the three years immediately preceding the Closing Date. To Seller’s, the Shareholders’ and the Company’s Knowledge, Seller, the Company and Okeechobee Egg are in compliance with all federal, state or other applicable laws, domestic or foreign, relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. To Seller’s, the Shareholders’ and the Company’s Knowledge, neither Seller, the Company nor Okeechobee Egg is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

(b) Part 2.16(b) of the Disclosure Letter sets forth a true, correct, and complete list of all employees of the Company and Okeechobee Egg, the rate of all regular, bonus, and special compensation payable to each such person in any and all capacities, and any regular, bonus, or special compensation that will be payable to each such person in any and all capacities as of the Closing Date other than the then current accrual of regular payroll compensation. Except as set forth in Part 2.16 of the Disclosure Letter, neither the Company nor Okeechobee Egg employs any employee who cannot be dismissed immediately, whether currently or immediately after the consummation of the Contemplated Transactions, without notice and without further liability to the Company or Okeechobee Egg, as applicable, subject to any Legal Requirement relating to employment discrimination.

2.17	INTELLECTUAL PROPERTY

(a) Intellectual Property Assets. The term “Intellectual Property Assets” includes:

(i)
the names “Tampa Farm Service, Inc.,” “4-Grain Organic,” “4-Grain All Natural,” “4-Grain Cage-Free,” “4-Grain Omega,” “4-Grain Vegetarian,” and all other fictitious business names, trading names, registered and unregistered trademarks, service marks, and applications used by Seller, the Company or Okeechobee Egg (collectively, “Marks”); and

(ii)
all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”); owned, used, or licensed by Seller, the Company or Okeechobee Egg as licensee or licensor.

(b) Agreements. Part 2.17(b) of the Disclosure Letter contains a complete and accurate list and summary description (including applicable registration or other identification numbers), including any royalties paid or received by the Company or Okeechobee Egg, of all Contracts relating to the Intellectual Property Assets to which the Company or Okeechobee Egg is a party or by which the Company or Okeechobee Egg is bound. There are no outstanding and, to Seller’s, TFS Holdings’ or Shareholders’ Knowledge, no Threatened disputes or disagreements with respect to any such agreement.

(c) Trademarks.

(i)
Part 2.17(c) of Disclosure Letter contains a complete and accurate list and summary description (including applicable registration or other identification numbers) of all Marks. The Company is the owner of all right, title, and interest in and to each of the Marks, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

(ii)
All Marks that have been registered with the United States Patent and Trademark Office or any state trademark register are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date.

(iii)
No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to Seller’s, TFS Holdings’ or Shareholders’ Knowledge, no such action is Threatened with the respect to any of the Marks.

(iv)	To Seller’s, the Shareholders’ and the Company’s Knowledge, there is no potentially interfering trademark or trademark application of any third party.

(v)
To Seller’s, the Shareholders’ and the Company’s Knowledge, no Mark is infringed or, to Seller’s, the Shareholders’ or the Company’s Knowledge, has been challenged or threatened in any way. None of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(vi)	All products and materials containing a registered Mark bear the proper federal registration notice where permitted by law.

2.18	DISCLOSURE

(a) No representation or warranty of Seller, TFS Holdings, the Shareholders or the Company in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b) No notice given pursuant to Section 5.4 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

(c) To the Knowledge of Seller, the Shareholders and the Company, there is no fact that has specific application to Seller, the Company or Okeechobee Egg and that materially adversely affects or, as far as either Seller, the Shareholders or the Company can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of Seller, the Company or Okeechobee Egg (on a consolidated basis) that has not been set forth in this Agreement or the Disclosure Letter.

2.19	BROKERS OR FINDERS

Except as set forth in Part 2.19 of the Disclosure Letter, Seller has incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement. Any obligation or liability of Seller disclosed in Part 2.19 of the Disclosure Letter shall be borne solely by Seller.

2.20	CONFIDENTIAL SUMMARY

In connection with the Contemplated Transactions, Seller and Company have furnished Buyer with a copy of a Confidential Information Memorandum dated August 2008 (the “Memorandum”) which was prepared with due care and sets forth a complete and accurate description of all historical and projected plans of Seller, the Company or Okeechobee Egg and their respective assets, properties and liabilities and certain financial and other information concerning Seller, the Company and Okeechobee Egg. The Memorandum does not contain any untrue statement of a material fact, nor does it omit to state any material fact necessary to make the statements in light of the circumstances under which they were made not misleading. Seller and the Company have been advised that the information contained in the Memorandum has been material to Buyer’s decision to purchase the Company.

2.21	BOOKS AND RECORDS

(a) The books of account, minute books, membership record books, and other records of Seller, the Company and Okeechobee Egg, all of which have been made available to Buyer, are complete and correct in all material respects;

(b) The minute and record books of the Company and Okeechobee Egg contain materially accurate and complete records of all meetings held of, and action taken by, the members, the managers, shareholders, directors and any committees, as applicable, of the Company and Okeechobee Egg, and no meeting of any such members, managers, shareholders, directors or committee, as applicable, has been held for which minutes have not been prepared and are not contained in such minute books; and

(c) At the Closing, all of those books and records will be in the possession of the Company.

2.22	NO LIABILITIES

The Company and Okeechobee Egg have no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet, current liabilities incurred in the Ordinary Course of Business since the respective dates thereof, and matters described in the Disclosure Letter. Notwithstanding the foregoing, Seller shall cause any and all liabilities, trade accounts payable and any other financial obligations of the Company and Okeechobee Egg to be transferred to and assumed by Seller prior to the Closing. As of the Closing, the Company and Okeechobee Egg shall have a liabilities-free balance sheet.

2.23	NO MATERIAL ADVERSE CHANGE

Since December 31, 2007, there has not been any material adverse change in the business, operations, properties, prospects, assets, or condition of Seller or the Company, and, to the Knowledge of Seller, the Shareholders and the Company, no fact or condition exits or is contemplated or threatened which might result in such a material adverse change, except as otherwise set forth in the Disclosure Letter.

2.24	INSURANCE

(a) Seller has delivered to Buyer:

(i)
true and complete copies of all policies of insurance to which Seller, the Company or Okeechobee Egg is a party or under which Seller, the Company or Okeechobee Egg, or any officer or director of Seller or any manager of the Company or Okeechobee Egg, is or has been covered at any time within the three policy years preceding the date of this Agreement;

(ii)	true and complete copies of all pending applications for policies of insurance; and

(iii)	any written statement by the auditor of the Company’s financial statements with regard to the adequacy of the reserves for claims.

(b) Part 2.24(b) of the Disclosure Letter describes any self-insurance arrangement by or affecting the Company or Okeechobee Egg, including any reserves established thereunder.

(c) Part 2.24(c) of the Disclosure Letter sets forth, by year, for the current policy year and each of the three preceding policy years:

(i)	a summary of the loss experience under each policy;

(ii)	a statement describing each claim under an insurance policy for an amount in excess of $10,000, which sets forth:

(A)	the name of the claimant;

(B)	a description of the policy by insurer, type of insurance, and period of coverage; and

(C)	the amount and a brief description of the claim; and

(iii)	a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Except as set forth on Part 2.24(d) of the Disclosure Letter:

(i)
All policies to which Seller, the Company or Okeechobee Egg is a party or that provide coverage to either Seller, the Company or Okeechobee Egg, or any director/manager or officer of Seller, the Company or Okeechobee Egg:

(A)	are valid, outstanding, and enforceable;

(B)	are issued by an insurer that, to the Knowledge of Seller and the Company, is financially sound and reputable;

(C)
to the Knowledge of Seller, the Shareholders and the Company, taken together, provide adequate insurance coverage for the assets and the operations of Seller, the Company and Okeechobee Egg for all risks customarily insured against by a Person carrying on the same business as Seller, the Company or Okeechobee Egg;

(D)
to the Knowledge of Seller, the Shareholders and the Company, are sufficient for compliance with all Contracts to which Seller, the Company or Okeechobee Egg is a party or by which any of them is bound;

(E)	to the Knowledge of Seller, the Shareholders and the Company, will continue in full force and effect following the consummation of the Contemplated Transactions; and

(F)	do not provide for any retrospective premium adjustment or other experienced-based liability on the part of the Company or Okeechobee Egg.

(ii)
Neither Seller, the Company nor Okeechobee Egg has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(iii)
Seller, the Company and/or Okeechobee Egg have paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which the Company and/or Okeechobee Egg is a party or that provides coverage to Seller, the Company or Okeechobee Egg or any director, manager or officer thereof, as applicable.

(iv)	Seller, the Company or Okeechobee Egg has given notice to the insurer of all claims that may be insured thereby.

Section 3.	REPRESENTATIONS AND WARRANTIES OF TFS HOLDINGS

TFS Holdings and the Shareholders, jointly and severally, represent and warrant to Buyer as follows:

3.1	ORGANIZATION AND GOOD STANDING

TFS Holdings is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida.

3.2	AUTHORITY; NO CONFLICT

This Agreement constitutes the legal, valid, and binding obligation of Seller, TFS Holdings and the Shareholders enforceable against Seller, TFS Holdings and the Shareholders in accordance with its terms. Upon the execution and delivery by Seller (and, where applicable, TFS Holdings and/or the Shareholders) of the Seller’s Closing Documents, the Seller’s Closing Documents will constitute the legal, valid, and binding obligations of Seller, TFS Holdings and the Shareholders, enforceable against Seller, TFS Holdings and the Shareholders, in accordance with their respective terms. Seller, TFS Holdings and the Shareholders have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Seller’s Closing Documents and to perform its, his or their obligations under this Agreement and the Seller’s Closing Documents. Except as set forth in Part 2.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will require the consent of any third parties, conflict with or constitute a violation of any provisions of the Organizational Documents or any applicable law, regulation or contract to which the Company or Okeechobee Egg is subject or a party.

3.3	CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against Seller, the Company or Okeechobee Egg that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. Except as otherwise set forth in the Disclosure Letter, to TFS Holdings’ and the Shareholders’ Knowledge, no such Proceeding has been Threatened.

3.4	BROKERS OR FINDERS

Except as set forth in Part 2.19 of the Disclosure Letter, neither TFS Holdings, its officers and agents nor the Shareholders have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Buyer and the Company harmless from any such payment alleged to be due by or through TFS Holdings or the Shareholders as a result of the action of TFS Holdings, its officers or agents or the Shareholders.

Section 4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1	ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2	AUTHORITY; NO CONFLICT

This Agreement constitutes the legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Escrow Agreement and the Noncompetition Agreements (collectively, the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms. Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents. Except as set forth on Schedule 4.2, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will conflict with nor constitute a violation of any provisions of the Organizational Documents or any applicable law, regulation or contract to which Buyer is subject or a party.

4.3	CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of materially preventing, delaying, making illegal, or otherwise materially interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been Threatened.

4.4	BROKERS OR FINDERS

Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Seller harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

Section 5.	COVENANTS OF SELLER

5.1	ACCESS AND INVESTIGATION

Between the date of this Agreement and the Closing Date, Seller will, and will cause the Company and its Representatives to, (a) afford Buyer and its Representatives and prospective lenders and their Representatives (collectively, “Buyer’s Advisors”) full and free access to Seller’s and the Company’s personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (b) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records, and other existing documents and data as Buyer may reasonably request, and (c) furnish Buyer and Buyer’s Advisors with such additional financial, operating, and other data and information, if any, as Buyer may reasonably request.

5.2	OPERATION OF THE BUSINESSES OF THE COMPANY

From and after the date of this Agreement and up to and including the Closing, Seller will, and will cause the Company and Okeechobee Egg to:

(a) deal with the assets and properties of the Company and Okeechobee Egg and conduct the Business only in the Ordinary Course of Business;

(b) use their Best Efforts to preserve intact the current Business and organization of the Company and Okeechobee Egg, keep available the services of the current officers, employees, and agents of the Company and Okeechobee Egg, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with Seller, the Company or Okeechobee Egg;

(c) comply with the terms of this Agreement;

(d) use its Best Efforts to maintain the assets and properties of the Company in good operating repair and condition and to maintain the Company’s level of inventory in accordance with past practices;

(e) use its Best Efforts to maintain in effect all insurance policies with respect to the Company and its assets and properties with coverage consistent with present practices;

(f) confer with Buyer concerning operational matters of a material nature; and

(g) otherwise report periodically, or as and when requested by Buyer, to Buyer concerning the status of the Business, operations, and finances of the Company.

5.3	REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, Seller will, and will cause the Company to, make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Seller will, and will cause the Company to, (a) cooperate with Buyer with respect to all filings that Buyer elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Buyer in obtaining all consents identified in Part 4.2 of the Disclosure Letter.

5.4	NOTIFICATION

Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if Seller, the Company, TFS Holdings or the Shareholders become aware of any fact or condition that causes or constitutes a Breach of any of Seller’s, TFS Holdings’ or the Shareholders’ representations and warranties as of the date of this Agreement, or if Seller, the Company, TFS Holdings or the Shareholders become aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a Breach of any representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter or any material change in the Balance Sheet or Interim Balance Sheet if the Disclosure Letter, Balance Sheet or Interim Balance Sheet were dated the date of the occurrence or discovery of any such fact or condition, Seller will promptly deliver to Buyer a supplement to the Disclosure Letter specifying such change. Buyer may accept or reject any such supplement in its sole discretion. During the same period, Seller will promptly notify Buyer of the occurrence of any Breach of any covenant of Seller, TFS Holdings or the Shareholders in this Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.

5.5	PAYMENT OF INDEBTEDNESS AND TRANSFER OF ASSETS BY AFFILIATES

Except as expressly provided in this Agreement, Seller will cause, prior to the Closing (i) all indebtedness owed to the Company or Okeechobee Egg by Seller or any Affiliate of Seller to be paid in full and (ii) all assets of the Business to be transferred to the Company.

5.6	NO NEGOTIATION

Until such time, if any, as this Agreement is terminated pursuant to Section 9, Seller, TFS Holdings and Shareholders will not, and will cause the Company and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the Business or assets (other than in the Ordinary Course of Business) of Seller, the Company or Okeechobee Egg, or any of the membership interests of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or Seller.

5.7	COMMERCIALLY REASONABLE EFFORTS

Between the date of this Agreement and the Closing Date, Seller will use its commercially reasonable efforts to cause the conditions in Sections 7 and 8 to be satisfied.

5.8	NAME CHANGE

Promptly following the Closing, Seller shall amend its Governing Documents and take all other actions necessary to change its name to one sufficiently dissimilar to Seller’s present name, in Buyer’s judgment, to avoid confusion.

5.9	2007 FYE AUDIT

Seller shall use its Best Efforts to cause its independent public accountants to complete their audit of Seller’s financial statements for the Business as at, and for the fiscal year then ended, December 31, 2007, and to deliver such audited financial statements to Buyer as soon as possible. Upon delivery of such financial statements and reports: (a) the term “Balance Sheet” shall refer to the audited consolidated balance sheet of Seller as at December 31, 2007; and (b) the representations and warranties in Section 2.4 shall also extend to such financial statements and reports.

5.10	PAYABLES AND RECEIVABLES

Prior to the Closing, Seller shall cause any and all trade accounts payable or receivable of the Company or Okeechobee Egg to be transferred to and assigned to Seller or one of its Affiliates other than the Company or Okeechobee Egg so that, as of 12:00 midnight on the Inventory Date the Company has no trade accounts payable or receivable.

5.11	RETENTION OF ASSETS

Seller owns real property unrelated to the Business in Martin and Pasco Counties, Florida as more particularly described in Part 5.11 of the Disclosure Letter (the “Retained Parcel”), free and clear of all Encumbrances. Seller will not sell, transfer or encumber such assets, and TFS Holdings will not transfer or encumber the shares of Seller prior to the date 18 months following the Closing Date without the prior written consent of Buyer, or in the alternative, escrowing the proceeds of the sale of such assets or shares for the benefit of Buyer until the date 18 months following the Closing Date with an escrow agent and pursuant to an escrow agreement reasonably satisfactory to Buyer and Seller. Contemporaneously with the Closing, Seller will record a document describing the covenant in this Section 5.11 in the appropriate public land records for each Retained Parcel.

5.12	INDIANTOWN PROPERTY

Seller owns approximately 97 acres of land that is used in the Business located in Indiantown, Florida (the “Indiantown Property”) as well as adjacent land (approximately 607 acres) that is not used in Seller’s Business (the “Seller’s Indiantown Property”). Due to land use restrictions imposed on Seller by Martin County, Florida, Seller is not presently able to transfer the Indiantown Property to the Company without also transferring the Seller’s Indiantown Property to the Company. Accordingly, Seller and Buyer have agreed that Seller will lease to the Company the Indiantown Property and the Seller’s Indiantown Property. Attached hereto as Exhibit 5.12 is the Indiantown Lease, between the Seller and the Company, which provides for the use of the entire parcel for the term specified in the lease, subject to certain restrictions regarding the use of the Seller’s Indiantown Property. While the lease will not require the Company to pay rent to the Seller, the Company must pay for real and personal property taxes and insurance on the portion of the parcel that is the Indiantown Property accruing during term of lease. The lease will terminate and the Company will convey the Indiantown Property to the Company, free and clear of all Encumbrances, in exchange for $2,000,000 to be released by the Escrow Agreement as provided for in Section 1.4(c) above, as soon as the plat for the entire Indiantown parcel is approved by the County Commission of Martin County, Florida and thereafter filed in the public records of Martin County. Upon approval and filing of the Plat, the Seller will convey to the Company good title to the Indiantown Property, by general warranty deed, free and clear of all Encumbrances. For purposes of such conveyance all of the representations and warranties, covenants and indemnification procedures and limitations of Seller contained in this Agreement shall apply, and be deemed to be made, regarding the conveyance of the Indiantown Property to the Company and the Commitment and other deliverables set forth in Section 7.8 of this Agreement shall be updated or revised to reflect the Indiantown Property exclusively, as applicable, to the date the Indiantown Property is deeded to the Company. Seller will use its Best Efforts to have a plat approved and filed with Martin County, Florida that will permit the Indiantown parcel to be subdivided so that the Seller will be permitted to convey to the Company the Indiantown Property as soon as practicable. All costs associated with the platting, leasing and the transfer of the Indiantown Property to the Company (including documentary stamp taxes) shall be borne by Seller. For purposes of valuing the Indiantown Property for documentary stamp tax purposes, the Seller will use the assessed value of the Indiantown Property by the Martin County Property Appraiser’s office. The Seller and the Company shall enter into a memorandum of lease that will be recorded in the public records of Martin County. Seller and the Company will enter into the Composting Agreement and the Seller will transfer all necessary licenses and permits to the Company in order for the Company to operate the Business on the Indiantown Property.

5.13	VEGETATION REMEDIATION

Notwithstanding anything to the contrary contained in this Agreement, Seller shall, at its sole cost and expense, promptly take all actions to remediate the Indiantown Property of the presence of the nuisance and exotic vegetation identified in Part 5.13 of the Disclosure Letter as is required to bring the Indiantown Property into compliance with the South Florida Water Management District Permit No. 43-01392-P. Such compliance will be indicated by an inspection and notice of compliance provided by the South Florida Water Management District to be performed and provided as soon as practical after the Closing Date. Such action shall include, but not be limited to, the investigation of the condition of the Indiantown Property, the preparation of any studies, reports, or remedial plans, and the performance of any cleanup, remediation, containment, operation, maintenance, monitoring, or restoration work, whether on or off of the Indiantown Property. Seller shall proceed continuously and diligently with such investigatory and remedial actions, provided that in all cases such actions shall be in accordance with all applicable requirements of governmental entities. All such actions shall be performed in a good, safe, and workmanlike manner and shall minimize any impact on the business conducted at the Indiantown Property. Seller shall pay all costs in connection with such investigatory and remedial activities, including but not limited to all power and utility costs, and any and all taxes or fees that may be applicable to such activities. Seller shall promptly provide to Buyer copies of all reports that are generated in connection with the above activities and that are submitted to any governmental entity. Should Seller fail to perform or observe any of its obligations or agreements pertaining to such investigatory or remedial actions, then Buyer shall have the right, but not the duty, without limitation upon any of the rights of Buyer pursuant to this Agreement, to enter the property personally or through its agents, consultants, or contractors and perform the same provided that it delivers written notice to the Seller of its intention to perform such acts. Subject to the procedures and limitations set forth in Section 10 of this Agreement, Seller agrees to indemnify, defend, and hold Buyer from and against any and all Damages arising therefrom. Once the Indiantown Property is properly brought into compliance by Seller and a copy of such notice of compliance provided to Buyer, Seller shall have no continued obligation to the Buyer regarding the remediation of such nuisance and exotic vegetation.

Section 6.	COVENANTS OF BUYER

6.1	APPROVALS OF GOVERNMENTAL BODIES

As promptly as practicable after the date of this Agreement, Buyer will, and will cause each of its Affiliates to, make all filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Buyer will, and will cause each of its Affiliates to, (a) cooperate with Seller with respect to all filings that Seller is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Seller in obtaining all consents identified in Part 2.2 of the Disclosure Letter.

6.2	COMMERCIALLY REASONABLE EFFORTS

Between the date of this Agreement and the Closing Date, Buyer will use its commercially reasonable efforts to cause the conditions in Sections 7 and 8 to be satisfied.

6.3	LITIGATION EXPENSES

Buyer will provide a reasonable defense to Seller and its Affiliates if Seller and/or its Affiliates are named in the antitrust matters described in Section 10.3 or any subsequent litigation growing out of the same facts and alleged conduct, provided such action results from Seller’s egg operations conducted in the Ordinary Course of Business prior to the Closing. The Seller and its Affiliates understand that Vinson & Elkins represents the Buyer and that such firm will also represent the Seller and its Affiliates. If Vinson & Elkins fails to continue to represent the Seller and its Affiliates, for whatever reason, the Buyer shall have the right to chose the law firm that will represent the Seller and its Affiliates, the Buyer will bear the expenses associated with retaining such law firm and the law firm chosen by the Buyer must be reasonably acceptable to the Seller and its Affiliates. Seller and its Affiliates shall cooperate fully in such defense and shall have the right, at their sole cost and expense, to participate in or monitor such proceedings with independent counsel. For avoidance of doubt, Buyer is not assuming any liability of Seller or its Affiliates for any damages, penalties, fines or other actions that may be recovered by any governmental agency or private litigant from Seller or its Affiliates.

Section 7.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Membership Interests and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part in writing):

7.1	ACCURACY OF REPRESENTATIONS

(a) All of Seller’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter.

(b) Each of Seller’s representations and warranties in Sections 2.3, 2.4, 2.18, 2.19, 2.22 and 2.23 must have been accurate in all respects as of the date of this Agreement, and must be accurate in all respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter.

(c) Notwithstanding the foregoing, the impairment of one or more of the Company’s customer relationships resulting solely from the customers being notified of the Contemplated Transactions will not be deemed a material adverse change under Section 2.23 of this Agreement.

7.2	SELLER’S PERFORMANCE

(a) All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

(b) Each document required to be delivered pursuant to Section 1.4 must have been delivered, and each of the other covenants and obligations in Sections 5.3, 5.5 and 5.7 must have been performed and complied with in all respects.

7.3	CONSENTS

Each of the Consents identified in Part 2.2 of the Disclosure Letter, and each Consent identified in Schedule 4.2, must have been obtained and must be in full force and effect.

7.4	ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to Buyer:

(a) an opinion of Bush Ross, P.A., dated the Closing Date, in the form of Exhibit 7.4(a), which opinion shall provide that the transactions described in Section 5.12 are fully enforceable under and comply in all respects with all Legal Requirements and are sufficient to convey good title to Buyer upon Martin County approval of plat. Alternatively, in lieu of giving the requested opinion regarding the Martin County parcel as described above, the Seller can satisfy that condition by delivering to the Buyer an opinion of Gunster, Yoakley & Stewart, P.A. to the same effect;

(b) the documents set forth and described in Section 1.4 and such other documents as Buyer may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 8.3(a), (ii) evidencing the accuracy of any of Seller’s representations and warranties, (iii) evidencing the performance by Seller of, or the compliance by Seller with, any covenant or obligation required to be performed or complied with by Seller, (iv) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions; and

(c) a certificate of the Secretary of Seller and the Company certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Seller, certifying and attaching all requisite resolutions or actions of Seller’s board of directors and shareholders approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the Contemplated Transactions.

7.5	NO PROCEEDINGS

Since the date of this Agreement, there must not have been commenced or Threatened against Buyer, or against any Person affiliated with Buyer, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

7.6	NO CLAIM REGARDING MEMBERSHIP UNIT OWNERSHIP OR SALE PROCEEDS

There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Membership Interests of, or any other voting, equity, or ownership interest in, the Company or Okeechobee Egg, or (b) is entitled to all or any portion of the Purchase Price.

7.7	NO PROHIBITION

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Buyer or any Person affiliated with Buyer to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

7.8	SURVEYS, CERTIFICATE OF TITLE, AND UCC SEARCHES.

At least seven days prior to Closing, Seller shall deliver to Buyer the phase I environmental survey required under Section 2.15, an “as built” land survey of all real property of the Company which shall meet the requirements of the State of Florida for title insurance, without survey exceptions, and an attorney’s binder for title insurance (each, a “Commitment”) for each parcel of real estate owned by the Company in an amount set by Buyer, which surveys and Commitment shall evidence good, merchantable and insurable title. Seller shall also deliver to Buyer at the time of delivery of the Commitment, certified results of UCC lien searches on Seller and the Company for the State of Florida and the County(ies) of Hillsborough, Martin, Pasco and Okeechobee. The surveys, Commitment(s), deeds and lien searches shall be in form and content acceptable to Buyer and Seller shall remedy any deficiencies that render the title unmarketable, at Buyer’s election, at Seller’s sole cost and expense.

7.9	DUE DILIGENCE

Buyer shall be reasonably satisfied with the information regarding the Company which it obtains pursuant to reviews and inspections under this Agreement and as may be otherwise conducted or engaged by Buyer or its representatives in connection with this Agreement and the Contemplated Transactions. Prior to the Closing, Buyer shall have been able to verify to its reasonable satisfaction the property and assets of the Company.

7.10	DELIVERY OF FYE 2007 AUDITED FINANCIAL STATEMENTS

Seller shall have delivered the audited financial statements and reports referred to in Section 5.9 and (a) such reports shall contain an opinion of the independent public accounting firm which conducted the audit, and the only qualification to that opinion shall regard the fact that the auditors did not observe the inventories of Seller; and (b) except for write-downs of the recorded value of goodwill or customer lists, the financial position of Seller and its Subsidiaries as at and for the fiscal year ended December 31, 2007, shall be substantially the same as is reflected in the unaudited financial statements at such date and for such period previously delivered to Buyer by Seller. Notwithstanding the foregoing, if the auditors are unable to deliver the audited financial statements as of the Closing Date, this condition shall be deemed satisfied as long as the auditors deliver to Buyer draft financial statements for the fiscal year ended December 31, 2007 and the draft audit reflects that the financial position of Seller and its Subsidiaries’ Business as at and for the fiscal year ended December 31, 2007, shall be substantially the same as is reflected in the unaudited financial statements at such date and for such period previously delivered to Buyer by Seller; provided, however, that such draft financial statements are accompanied by a letter from the Seller addressed to and representing to Buyer that the Seller, TFS Holdings and the Shareholders are not aware of any fact, condition, circumstance or occurrence that would cause a material change in such draft.

Section 8.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to sell the Membership Interests and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

8.1	ACCURACY OF REPRESENTATIONS

All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

8.2	BUYER’S PERFORMANCE

(a) All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

(b) Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 1.4 and must have made the cash payments required to be made by Buyer pursuant to Sections 1.4(b)(i) and 1.4(b)(ii).

8.3	ADDITIONAL DOCUMENTS

Buyer must have caused the following documents to be delivered to Seller:

(a) an opinion of YoungWilliams P.A., dated the Closing Date, in the form of Exhibit 8.4(a), which opinion shall provide that as long as the total Purchase Price computed for the purpose of the HSR Act does not meet or exceed $63,100,000, the Company, Seller, TFS Holdings and the Shareholders had no obligation or requirement to file a pre merger notification regarding this Agreement or the Contemplated Transactions pursuant to the HSR Act; and

(b) such other documents as Seller may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 7.4(a), (ii) evidencing the accuracy of any representation or warranty of Buyer, (iii) evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer, (ii) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

8.4	NO INJUNCTION

There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of the Membership Interests by Seller to Buyer, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

Section 9.	TERMINATION

9.1	TERMINATION EVENTS

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by either Buyer or Seller if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived;

(b) (i) by Buyer if any of the conditions in Section 7 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition in writing on or before the Closing Date; or (ii) by Seller, if any of the conditions in Section 8 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date;

(c) by mutual consent of Buyer and Seller; or

(d) by either Buyer or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 31, 2008, or such later date as the parties may agree upon.

9.2	EFFECT OF TERMINATION

Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 12.1 and 12.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Section 10.	INDEMNIFICATION; REMEDIES

10.1	SURVIVAL; RIGHT TO INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, the certificate delivered pursuant to Section 1.4(a)(v), and any other certificate or document delivered pursuant to this Agreement will survive the Closing and shall in no way be affected by any investigation of the subject matter thereof by or on behalf of Seller, the Company or Buyer.

10.2	INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLER

Seller shall indemnify and hold harmless Buyer, the Company, Okeechobee Egg and their respective Representatives, stockholders, controlling persons, and Affiliates (collectively, the “Indemnified Persons”) for, and shall pay to the Indemnified Persons the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a) any Breach of any representation or warranty made by Seller, the Company, TFS Holdings or any Shareholder in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, or any other certificate or document delivered pursuant to this Agreement;

(b) any Breach by Seller, the Company, TFS Holdings or any Shareholder of any covenant or obligation of any party in this Agreement;

(c) any product produced, remarketed, sold or shipped by, services provided by, or the conduct of the Business or any other operations of Seller, the Company or any of their Affiliates prior to the Closing;

(d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with TFS Holdings, the Shareholders, Seller or the Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

(e) any Breach of any representation or warranty made by Seller, TFS Holdings or the Shareholders in this Agreement as if such representation or warranty were made on and as of the Closing Date;

(f) any matters disclosed or required to be disclosed in Parts 2.11, 2.12, 2.15, 2.16 or 5.13 of the Disclosure Letter;

(g) the ownership and operation of Seller, the Company and/or any of their respective Affiliates prior to the Closing; and

(h) any Plan established or maintained by or for the benefit of Seller or the Company.

10.3	SPECIAL INDEMNITY FOR ANTITRUST MATTERS

Several lawsuits have been recently filed in various jurisdictions throughout the United States against certain parties in the egg industry, including Buyer, alleging violations of the antitrust laws of the United States. While neither Seller nor the Company are currently active parties to any such actions, a legitimate possibility exists that the Company and/or Seller may be made a party to such actions or could be made parties to new litigation subsequently filed and related to acts or conduct prior to the Closing. Seller shall indemnify and hold harmless the Indemnified Persons for, and shall pay to the Indemnified Persons the amount of, any Damages the Indemnified Persons sustain, arising, whether directly or indirectly, from or in connection with any such litigation, provided that such Damages result from events or actions of TFS Holdings, the Shareholders, Seller, the Company or their Affiliates that occurred prior to the Closing. Buyer acknowledges that it has the obligation to provide a defense for Seller, TFS Holdings and the Shareholders defending such actions as more fully set forth in Section 6.3 of this Agreement. Notwithstanding the foregoing, the Indemnified Persons shall have no claim against the Shareholders, TFS Holdings or the Seller for Damages sustained by the Buyer, if such Damages are based upon the fact that the Buyer acquired the Company’s Membership Interests to further its alleged (but denied) anticompetitive activity (as currently alleged in those lawsuits to which Buyer is a party), including but not limited to any Damages that the Buyer may incur if it is required to divest itself of all or any portion of the Company’s assets after the Closing.

10.4	INDEMNIFICATION AND PAYMENT OF DAMAGES BY BUYER

Buyer will indemnify and hold harmless Seller and will pay to Seller the amount of any Damages arising, directly or indirectly, from or in connection with (a) any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement, (b) any Breach by Buyer of any covenant or obligation of Buyer in this Agreement (including Section 6.3), (c) the Company’s negligent operation of the composting facility in Indiantown, Florida after the Closing, including, but not limited to, any Damages resulting from the Company’s failure to dispose of the chicken manure generated by the Indiantown egg operations in the manner required in the Composting Agreement, or (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

10.5	TIME LIMITATIONS

If the Closing occurs, Seller will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation, other than those related to title to the property of the Company, environmental claims, or any matters arising under Sections 2.19, 3.4 or 5.13 , unless on or before the date 18 months after the Closing, Buyer notifies Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer. Seller’s obligations regarding title to the property of the Company, environmental claims, or any matters arising under Sections 2.19, 3.4 or 5.13, shall terminate when the applicable statute of limitations for such matters has run. If the Closing occurs, Buyer will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless on or before the date 18 months after the Closing Seller notifies Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Seller.

10.6	LIMITATIONS ON AMOUNT – SELLER

(a) Except as set forth in Section 10.6(c) below, Seller will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.2 until the aggregate total of all Damages with respect to such matters exceeds $300,000, and then only for the amount by which such Damages exceed $300,000.

(b) Except as set forth in Section 10.6(c) below, Seller shall not have any liability to Buyer (for indemnification or otherwise) with respect to the matters described in Section 10.2 in excess of $4,000,000.

(c) Notwithstanding the foregoing or anything to the contrary herein, the limitations contained in this Section 10.6 shall not apply to any Breach of any of Seller’s, TFS Holdings’ or the Shareholders’ representations, warranties, covenants or obligations resulting from fraud or to any matters arising under Section 2.12, 2.19, 3.4, or 10.3, or disclosed or required to be disclosed on Part 2.12 of the Disclosure Letter.

(d) The remedies provided in this Section 10 are the exclusive remedies available to the Buyer and limit all other remedies that the Buyer or the other Indemnified Persons may have against the Seller, TFS Holdings and the Shareholders.

10.7	LIMITATIONS ON AMOUNT – BUYER

(a) Buyer will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.4 until the total of all Damages with respect to such matters exceeds $300,000, and then only for the amount by which such Damages exceed $300,000.

(b) Except as set forth in Section 10.7(c) below, Buyer shall not have any liability to Seller (for indemnification or otherwise) with respect to the matters described in Section 10.4 in excess of $4,000,000.

(c) Notwithstanding the foregoing or anything to the contrary herein, the limitations contained in this Section 10.7 shall not apply to any Breach of any of Buyer’s representations, warranties, covenants or obligations resulting from fraud.

(d) The remedies provided in this Section 10 are the exclusive remedies available to the Seller, TFS Holdings and the Shareholders, and limit all other remedies that they may have against the Buyer.

10.8	ESCROW

Notwithstanding anything to the contrary contained in this Section 10, the indemnification obligations of Seller to Buyer shall first be drawn from the then-existing funds subject to the Escrow Agreement; provided, however, that such obligations shall in no way be limited to the then current balance of such funds.

10.9	PROCEDURE FOR INDEMNIFICATION – THIRD-PARTY CLAIMS

(a) Promptly after receipt by an indemnified party under Section 10.2, 10.3 or 10.4 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.

(b) If any Proceeding referred to in Section 10.9(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes, to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (ii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within 20 days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

(c) Seller hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Seller with respect to such a claim anywhere in the world.

10.10	PROCEDURE FOR INDEMNIFICATION – OTHER CLAIMS

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

Section 11.	DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 11:

“Adjustment Amount”– as defined in Section 1.5.

“Affiliate” of any Person means any Person directly or indirectly controlling, controlled by, or under common control with, any such Person and any officer, manager, director, or controlling Person of such Person. The term “Affiliate” also includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of such Person.

“Applicable Contract”– any Contract (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any of the assets owned or used by it is or may become bound.

“Balance Sheet”– as defined in Section 2.4.

“Best Efforts”– the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

“Breach”– a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Buyer”– as defined in the first paragraph of this Agreement.

“Closing”– as defined in Section 1.3.

“Closing Date”– the date and time as of which the Closing actually takes place.

“COBRA”– Consolidated Omnibus Budget Reconciliation Act of 1985.
“Commitment”– as defined in Section 7.8.

“Company”– as defined in the Background Information of this Agreement.

“Composting Agreement”– as defined in Part 2.14(a) of the Disclosure Letter.

“Consent”– any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contemplated Transactions”– all of the transactions contemplated by this Agreement, including, but not limited to:

(a) the sale of the Membership Interests by Seller to Buyer;

(b) the execution, delivery, and performance of the Transition Services Agreement, the Noncompetition Agreements, Seller’s Release, and the Escrow Agreement;

(c) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement; and

(d) Buyer’s acquisition and ownership of the Membership Interests and exercise of control over the Company.

“Contract”– any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Damages”– as defined in Section 10.2.

“Disclosure Letter”– the disclosure letter required to be delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, in form and content acceptable to Buyer in its sole discretion.

“Encumbrance”– any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental, Health, and Safety Liabilities”– any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body) and for any natural resource damages; or

(d)  any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”).

“Environmental Law”– any Legal Requirement that requires or relates to:

(a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that require permits or other approvals from a Governmental Body;

(b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the environment;

(c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the environment when used or disposed of;

(e) protecting natural resources, or plant or animal species;

(f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, or oil;

(g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(h) making responsible parties pay for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

“ERISA”– the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Escrow Agreement”– as defined in Section 1.4.

“Facilities”– any real property, leaseholds, or other interests currently or formerly owned or operated by Seller, the Company or Okeechobee Egg and any buildings, plants, structures, or equipment (including motor vehicles and rolling stock) currently or formerly owned or operated by Seller, the Company or Okeechobee Egg.

“GAAP”– generally accepted United States accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 2.4(b) were prepared.

“Governmental Authorizations”– any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body”– any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign, or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Hazardous Materials”— (1) hazardous substances as that term is defined by the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C.A. § 9601 et  seq., the Resource Conservation and Recovery Act, 42 U.S.C.A. § 6901 et  seq. , and any other applicable Federal, State or local law, rule or regulation, ordinance or requirement, all as amended or hereinafter amended; (2) petroleum, including without limitation, crude oil; (3) any radioactive material; and (4) asbestos.

“Intellectual Property Assets”– as defined in Section 2.22.

“Interim Balance Sheet”– as defined in Section 2.4.

“IRC”– the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

“IRS”– the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Inventory and Other Current Assets Amount”– the sum of: (a) the value of the Company’s packaging materials, fuel, egg inventories, grain, finished feed, feed ingredients and additives, veterinary supplies/medicines, laying hen flocks and pullet flocks, determined in accordance with the provisions of Section 1.8 hereof, on the Closing Date; (b) the net book value of the Company’s interest in AEP on the Closing Date; and (c) the Company’s prepaid property insurance as of the Closing Date.

“Knowledge”– an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

(a) such individual is actually aware of such fact or other matter; or

(b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had or should have had, Knowledge of such fact or other matter.

“Legal Requirement”– any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Membership Interests”– as defined in the Background Information of this Agreement.

“Noncompetition Agreements”– as defined in Section 1.4(a)(iv).

“Occupational Safety and Health Law”– any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Order”– any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business”– an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

(c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Organizational Documents”– (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles of organization and the operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

“Person”– any individual, corporation (including any nonprofit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Plans”– as defined in Section 2.10.

“Proceeding”– any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body, mediator or arbitrator.

“Representative”– with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Securities Act”– the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Seller”– as defined in the first paragraph of this Agreement.

“Seller’s Release”– as defined in Section 1.4.

“Shareholders” – Michael H. Bynum, Samuel G. Bynum and Blair M. Bynum.

“Subsidiary”– with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

“Target Inventory and Current Assets Amount”– $12,250,000.

“Tax” or “Taxes”– means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority or Governmental Body in connection with any item described in clause (i), and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

“Tax Return”– any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Threatened”– a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Transition Services Agreement”– as defined in Section 1.4(a)(iii).

Section 12.	GENERAL PROVISIONS

12.1	EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

12.2	PUBLIC ANNOUNCEMENTS

Buyer is a publicly traded company and is subject to stringent rules and regulations promulgated by the United States Securities and Exchange Commission (“SEC”) concerning disclosure of certain material events and accounting related issues by filings with the SEC and possible public announcements. The existence and content of this Agreement constitute material nonpublic information concerning Buyer. After closing of the NASDAQ market on the date this Agreement is executed, the Buyer will publicly announce that it has entered into this Agreement, provided, however, the Buyer shall deliver a draft of the press release and any regulatory filing to Seller prior to such release. Subject to the foregoing, Seller and Buyer will consult with each other concerning the means by which the Company’s employees, customers, and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Seller and Buyer will each have the right to be present for any such communication.

12.3	CONFIDENTIALITY

The parties have executed a confidentiality agreement which shall continue to govern the parties’ responsibilities regarding the confidential nature of the Contemplated Transactions and the materials that Seller has provided to Buyer. Subject to the provisions of Section 12.2, between the date of this Agreement and the Closing Date, Buyer and Seller will continue to maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Company to continue to maintain in confidence, and not use to the detriment of another party or the Company any written, oral, or other information obtained in confidence from another party or the Company in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by legal proceedings. If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

12.4	NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt) or E-mail, provided that a copy is mailed by certified mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses, telecopier numbers and/or e-mail addresses set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Seller:	Tampa Farm Service, Inc.
Post Office Box 600
Dover, Florida 33527
Attention: Michael H. Bynum
E-Mail: mbynum@tampafarms.com
Facsimile No.: (813) 659-0197

with a copy to:	Bush Ross, P.A.
Post Office Box 3913
Tampa, Florida 33601
Attention: John N. Giordano
E-Mail: jgiordano@bushross.com
Facsimile No.: (813) 223-9620

Buyer:	Cal-Maine Foods, Inc.
Post Office Box 2960
Jackson, Mississippi 39207
Attention: Adolphus B. Baker
E-Mail: dbaker@cmfoods.com
Facsimile No.: (601) 326-0680

with a copy to:	YoungWilliams P.A.
Post Office Box 23059
Jackson, Mississippi 39225-3059
Attention: James H. Neeld, III
E-Mail: jneeld3@youngwilliams.com
Facsimile No.: (601) 355-6136

12.5	JURISDICTION; SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement must be brought against any of the parties in the courts of the State of Florida, County of Hillsborough, or, if it has or can acquire jurisdiction, in the United States District Court for the Middle District of Florida, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to jurisdiction or venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

12.6	FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

12.7	WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.8	ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

12.9	DISCLOSURE LETTER

(a) The disclosures in the Disclosure Letter, and those in any Supplement thereto, must relate only to the representations and warranties in the section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

(b) In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

(c) Seller will deliver to Buyer the Disclosure Letter concurrently with the execution of this Agreement.

12.10	ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any Subsidiary of Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

12.11	SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.12	SECTION HEADINGS, CONSTRUCTION

The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

12.13	TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.14	GOVERNING LAW

This Agreement will be governed by the laws of the State of Florida without regard to conflicts of laws principles.

12.15	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

The parties have executed and delivered this Agreement as of the date first written above.
Cal-Maine Foods, Inc.	Tampa Farms, LLC

By:	By:
Name:	Name: Michael H. Bynum
Title:	Title: Manager

Tampa Farm Service, Inc.	TFS Holdings, Inc.

By:	By:
Name: Michael H. Bynum	Name: Michael H. Bynum
Title: President	Title: President

Michael H. Bynum, individually	Samuel G. Bynum, individually

Blair M. Bynum, individually